UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

SHILOH INDUSTRIES, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

824543 10 2

(CUSIP Number)

David J. Hessler, Esq.

Wegman, Hessler & Vanderburg

Suite 200

6055 Rockside Woods Blvd.

Cleveland, Ohio 44131

216-642-3342

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MTD Holdings Inc 34-0658691
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,300,866
	8	SHARED VOTING POWER 604,400
	9	SOLE DISPOSITIVE POWER 7,300,866
	10	SHARED DISPOSITIVE POWER 604,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,905,266
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.2%
14	TYPE OF REPORTING PERSON (see instructions) CO

Item 1.	Security and Issuer.

This Amendment No. 12 (“Amendment No. 12”) amends and supplements the Statement on Schedule 13D filed on March 31, 1998, as amended (the “Schedule 13D”), by MTD Products Inc., an Ohio corporation, now known as MTD Holdings Inc, relating to the common stock, par value $0.01 per share (the “Common Stock”), of Shiloh Industries, Inc., a Delaware corporation (the “Company”). This Amendment No. 12 is being filed to report changes to Items 2, 4, 5, 6 and 7 of the Schedule 13D. Except as otherwise reflected in this Amendment No. 12, there have been no material changes to the information contained in the Schedule 13D. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (f) This Schedule 13D is being filed by MTD Holdings Inc. (“MTD”), which until November 1, 2002 was known as MTD Products, Inc.

Pursuant to General Instruction C for Schedule 13D, set forth below is the name and principal business or occupation of each executive officer or director of MTD. Each of the executive officers and directors of MTD is a citizen of the United States of America and has a business address of 5965 Grafton Road, Valley City, Ohio 44280.

Name	Principal Business or Occupation
Curtis E. Moll	Chairman of the Board of Directors and Chief Executive Officer
Robert J. King, Jr.	Vice Chairman and Director
Dieter Kaesgen	President and Director
Jeffrey C. V. Deuch	Executive Vice President and Chief Financial Officer
Christopher M. Essig	Executive Vice President
Michael Griffith	Treasurer
David J. Hessler	Secretary
Gordon Manning	Director
Robert T. Moll	Director
Theodore S. Moll	Director
Steven C. Tourek	Director
Michael Merriman	Director
Deborah S. Brown	Director

During the last five years, neither MTD nor, to the best of MTD’s knowledge, any of the persons identified above, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information included in Item 5 below with respect to the Underwriting Agreement and the Lock-Up Agreement is incorporated herein by reference. Following the expiration of the Lock-Up Agreement, depending on various factors, including the Company’s business affairs, prospects, financial position, current and anticipated future price levels of the Common Stock, conditions in the securities markets, general economic and industry conditions, as well as other opportunities available to it, MTD may purchase additional shares of Common Stock, sell some or all of its holdings in the open market or in privately negotiated transactions to one or more purchasers or take such other actions with respect to its investment in the Company as it deems appropriate in light of the circumstances existing from time to time. Other than as described above, MTD does not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although MTD reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) MTD and the other persons identified below had, as of July 19, 2017, after giving effect to the transactions described under paragraph (c) below, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

As of such date, MTD beneficially owned 7,905,266 shares of Common Stock, constituting approximately 34.2% of the outstanding Common Stock. MTD has the sole power to vote and dispose of 7,300,866 of such shares. MTD has shared power to vote and dispose of 604,400 shares of Common Stock owned by the MTD Products Inc. Master Employee Benefit Trust (the “Trust”), a trust fund established and sponsored by MTD.

Amendment No. 11 to the Schedule 13D previously disclosed that MTD shared voting power with respect to shares of Common Stock owned directly by Mr. Curtis E. Moll because Mr. Moll had agreed to vote his shares as directed by MTD. MTD and Mr. Moll no longer have any agreement or arrangement with respect to the voting of his shares, and therefore MTD no longer has shared voting power with respect to shares of Common Stock owned directly by Mr. Moll.

As of such date, Mr. Curtis E. Moll, the Chairman of the Board and Chief Executive Officer of MTD, owned directly 194,596 shares of Common Stock with the sole power to vote and dispose of such shares. In addition, Sara H. Moll, the wife of Mr. Moll, owned 1,104 shares of Common Stock. Mr. Moll shares voting and dispositive power with respect to Common Stock held by Sara H. Moll.

As of such date, Dieter Kaesgen, President of MTD and a member of MTD’s Board of Directors, owned directly 62,835 shares of Common Stock, David J. Hessler, Secretary of MTD, owned 74,759 shares of Common Stock, Martha Hessler, the wife of David J. Hessler, owned 1,000 shares of Common Stock, Robert J. King, Jr., a member of MTD’s Board of Directors, owned 15,524 shares of Common Stock and 1,500 shares of Common Stock in trust, Robert T. Moll, a member of MTD’s Board of Directors, owned 73 shares of Common Stock, and Theodore S. Moll, a member of MTD’s Board of Directors, had voting power regarding 1,700 shares of Common Stock held by a trust.

Curtis E. Moll, David J. Hessler and Theodore S. Moll serve as trustees of The Jochum Moll Foundation, a charitable organization, and have the power to vote and dispose of the 20,000 shares held by The Jochum Moll Foundation.

MTD disclaims beneficial ownership of shares held by its executive officers and directors.

Percentages set forth on the cover pages hereof and in this Item 5 are based on 23,123,792 shares of Common Stock outstanding according to the Company’s Prospectus, dated July 13, 2017 and filed with the Securities and Exchange Commission on July 14, 2017 pursuant to Rule 424 under the Securities Act of 1933 (the “Prospectus”), after giving effect the issuance and sale of shares by the Company as described therein (and full exercise by the underwriters of the option described therein).

(c) On July 13, 2017, the Trust entered into an Underwriting Agreement (the “Underwriting Agreement”) with the Company and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and BMO Capital Markets Corp., as representatives (the “Representatives”) of the underwriters named therein. As part of the transactions contemplated by the Underwriting Agreement, the Trust granted the underwriters an option (the “Option”) to purchase up to 500,000 shares of Common Stock from the Trust for $7.755 per share. The underwriters exercised the Option in full and the Trust sold 500,000 shares of Common Stock to the underwriters on July 19, 2017.

In connection with the Underwriting Agreement and the transactions contemplated thereby, MTD, the Trust and the directors and executive officers of the Company agreed to customary “lock-up” provisions (the “Lock-Up Agreement”) pursuant to which they are restricted from selling or otherwise disposing of shares of Common Stock for a period of 90 days following the date of the Prospectus without the prior written consent of the Representatives.

References to and descriptions of the Underwriting Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement and form of Lock-Up Agreement included as Exhibit A thereto, which has been filed as an Exhibit hereto and incorporated by reference herein.

(d) Except for the current shared dispositive power with respect to the Trust noted in this Item 5, no person has the right to direct the receipt of the proceeds from the sale of Common Stock owned by MTD.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information included in Item 5 above with respect to the Underwriting Agreement and the Lock-Up Agreement is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

1	Underwriting Agreement, dated as of July 13, 2017, among the Company, the Trust and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and BMO Capital Markets Corp., as Representatives of the Underwriters named on Schedule 1 thereto, including form of Lock-Up Agreement as Exhibit A thereto (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by the Company on July 19, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2017

MTD HOLDINGS INC

By:	/s/ Michael Griffith
	Name:	Michael Griffith
	Title:	Treasurer

INDEX TO EXHIBITS

Exhibit No.	Description

1	Underwriting Agreement, dated as of July 13, 2017, among the Company, the Trust and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and BMO Capital Markets Corp., as Representatives of the Underwriters named on Schedule 1 thereto, including form of Lock-Up Agreement as Exhibit A thereto (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by the Company on July 19, 2017).